[Company letterhead]

August 23, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mark Webb, Legal Branch Chief

Re:	Southeastern Banking Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 29, 2011
File No. 000-32627

Dear Mr. Webb:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 9, 2011 (the “Comment Letter”) with respect to the above-referenced Form 10-K filed by Southeastern Banking Corporation (the “Company”). The Company’s responses to the items outlined in the Comment Letter are included with this letter. Also, in response to Staff comments, the Company intends to file with the Commission Amendment No. 1 to the Form 10-K (the “10-K Amendment”) on August 23, 2011. The terms “we,” “us,” and “our” in the responses refer to the Company.

For your convenience, we have set forth each item from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

* * * * * *

United States Securities and Exchange Commission

August 23, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

TDRs, page 28

1.	We note that you do not separately quantify TDRs on nonaccrual status. Please revise future filings to disclose the total amount of loans classified as TDRs at each period end separately identifying those on accrual and nonaccrual status.

Response:

We will revise future filings to disclose the total amount of TDRs on accrual and nonaccrual status separately at each period end. In the Form 10-Q for the period ended June 30, 2011 filed with the Commission on August 15, 2011 (the “Last 10-Q”), we included the following disclosure related to TDRs on nonaccrual status within the section titled “Nonaccrual Loans” on page 27:

“Loans restructured in troubled debt restructurings that are on nonaccrual status at June 30, 2011 totaled $9,233,000, a 28% increase compared to $7,204,000 at December 31, 2010. The increase is due to management’s efforts to work with borrowers in an effort to resolve collectability and repayment issues.”

Also in the Last 10-Q, we included the following disclosure related to the amount of accruing TDRs in the section “Troubled Debt Restructurings” on page 28:

“The Company continues to accrue interest on $6,780,732 in troubled debt restructurings (“TDRs”) outstanding at June 30, 2011. TDRs comprise of loan relationships for which payment concessions were granted. Certain TDRs are on nonaccrual status due to a lack of performance or management’s concern regarding future repayment ability or performance. These TDRs are included in nonaccrual loans in this Report. Since the end of 2010, the amount of accruing TDRs outstanding decreased $5,888,498 (or 46.5%). The material changes in accruing TDRs during the first six months of 2011 include: two loans totaling approximately $4,661,000 were placed on nonaccrual status; one loan with a balance of $2,328,000 was “upgraded” out of TDR status based on performance; and three loans totaling $1,474,000 were added to the pool of TDRs. At June 30, 2011, the specific allowance allocated to the aggregate TDR balance totaled $718,628.”

Other, page 31

2.

You disclose that you had $4.5 million of impaired loans with a specific allowance of $866 thousand that continued to accrue interest. You also disclose on page 57 that the accrual of interest on loans is discontinued when the borrower may be unable to meet payments as they become due, unless the loan is well-secured. Please explain to us in detail and revise future filings to disclose how you determined that these

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August 23, 2011

impaired loans did not meet the nonaccrual criteria. Specifically describe the key differences between these impaired loans and other impaired loans on nonaccrual status.

Response:

The Company follows the bank regulatory guidance for determining when a loan is placed on nonaccrual status. Generally, a loan is to be reported as being in nonaccrual status if:

1.	it is maintained on a cash basis because of deterioration in the financial condition of the borrower,

2.	payment in full of principal or interest is not expected, or

3.	principal or interest has been in default for a period of 90 days or more unless the asset is both well secured and in the process of collection.

Furthermore, management and the Company’s banking regulators classify loans as substandard loans when there is a well-defined weakness or weaknesses that jeopardize the repayment by the borrower and there is a distinct possibility that the Company could sustain some loss if the deficiency is not corrected. In its market, management has found a few occasions where certain classified loans will be deemed to be impaired as defined in ASC 310-10-35 “Accounting by Creditors for Impairment of a Loan” but not meet the criteria listed above to be placed on nonaccrual status. These loans have been classified due to their collateral-dependent nature and the estimated liquidation value of the underlying real estate collateral is less than the balance outstanding on the loans. However, the borrowers continue to perform in making the contractual payments on their obligations, and management believes that the Company will ultimately receive payment in full of principal and interest. Management reviews these loans on at least a quarterly basis to determine their proper accrual status and reporting classification.

In contrast, other loans with similar risk characteristics have been placed on nonaccrual status because the borrowers have not been able to perform in making the contractual payments on their obligations, and management has evidence to support its belief that the Company will not collect full payment of principal and interest due on the loans.

In the Last 10-Q, the following disclosure was incorporated in the section “Other Potential Problem Loans” on page 29:

“Accruing loans classified as individually impaired under accounting guidance to creditors on impairment of loans totaled $6,340,007 at June 30, 2011, up $1,819,676 or 40.3% from the end of 2010. These loans are predominately to borrowers whose loan repayment was expected to come foremost from sales of underlying real estate collateral. Due to lagging sales and lingering distress in the real estate markets, payment of principal and interest on these loans has come from borrower reserves or other resources, constituting a change in the initial source of payment/terms of these loans. Although these loans continue to perform and management has no evidence to suggest that the borrowers might cease to perform in the future, their performance has been through other resources and the value of the underlying collateral has diminished.”

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August 23, 2011

To help clarify the Company’s accounting policies, future filings will be revised to more fully-describe the three criteria for nonaccrual loans outlined above.

Critical Accounting Policies - Allowance for Loan Losses, page 43

3.	Please revise future filings to disclose how often you obtain updated appraisals for impaired loans and REO.

Response:

Future filings will be revised to disclose our policy for obtaining updated appraisals for impaired loans and foreclosed real estate. The following information is provided in response to Staff comments in order to provide insight into our policies and procedures in this area. Our disclosures in future filings will include a more concise, condensed version of the following policy:

1.	Impaired Loans

A.	Interest-only terms or nonaccrual status

a.	Balances greater than or equal to $250,000 - Updated external appraisals are obtained at least every two years. For such loans, internal evaluations are required for each year in which an external appraisal is not obtained.

b.	Balances less than $250,000 – Handled on a case-by-case basis. External appraisals are obtained at least every two years on more complex properties. For less complex properties, such as single-family residences with readily available comparable sales, in-house appraisals may be permitted on an annual basis. In a few instances, we have applied discounts for market deterioration (based on observed sales) to aged appraisals, rather than obtain an updated appraisal.

B.	Amortizing and performing – These properties are revalued each time the loan matures and requires renewal, or when the terms of the existing loan are materially modified. The decision of whether to order an external appraisal or perform an in-house appraisal is made on a case-by-case basis. Some factors that are weighted in this decision are age of original appraisal, complexity of property, and credit risk characteristics of the underlying loan.

2.	Foreclosed Real Estate

A.	At Foreclosure

a.	Balances greater than or equal to $50,000 – An updated external appraisal is obtained within six months of the date of foreclosure.

b.	Balances less than $50,000 – An updated in-house appraisal is prepared within six months of the date of foreclosure.

B.	Subsequent Appraisals

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August 23, 2011

a.	Balances greater than or equal to $250,000 – An updated external appraisal or in-house evaluation is obtained annually. The decision of whether to order an external appraisal or prepare an in-house evaluation is made on a case-by-case basis. Some factors that are weighed in this decision include the age of the original appraisal, the complexity of the property, and the estimated degree of market deterioration since the time of the last appraisal.

b.	Balances less than $250,000 – The decision of when to revalue these properties is made on a case-by-case basis. If similar properties (i.e., lots in the same subdivision and with similar views and amenities as the subject) have been recently appraised, the value derived in those appraisals might be extrapolated to the subject property, in lieu of a formal updated appraisal or evaluation on the subject. Where there have been no appraisals recently performed on similar properties, an in-house evaluation of the subject is generally prepared annually, although management may elect to order an external appraisal in certain situations.

Item 8. Financial Statements and Supplementary Data

Note 1. Significant Accounting Policies – Allowance for Loan Losses, page 58

4.	Please revise future filings to discuss in detail your charge-off policies by loan segment. Also address the following:

a.	Disclose whether you charge-off a loan after the loan is a certain number of days delinquent;

b.	Discuss the triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific reserve;

c.	Revise to disclose the amount of impaired loans at each balance sheet date for which you have recorded partial charge-offs and the amount charged-off; and

d.	Clearly describe how partial charge-offs on nonperforming loans impact credit loss statistics and trends, especially the coverage ratio.

Response:

Future filings will be revised to disclose our loan charge-off policy by loan segment. The following information is provided in response to Staff comments in order to provide insight into our policies and procedures in this area. Our disclosures in future filings will include a more concise, condensed version of the following policy:

A loan is charged-off the Company’s books at any point in time when it no longer can be considered a bankable asset within the parameters of policy. The Company’s charge-off policy is differentiated between unsecured and secured loans. The general parameters of the Company’s charge-off policy are as follows:

•	An unsecured loan is charged-off when it is 90 days past due.

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August 23, 2011

•

A partially-secured loan, meaning a loan for which the fair value of the underlying collateral does not fully cover the loan balance, is written-down to the fair value of the collateral when the loan reaches 90 days past due. For real estate collateral, the Company uses the appraised value of the property less 10% for estimated selling and holding costs as the fair value. For vehicles, the Company uses the updated NADA loan value as the fair value.

•	A fully-secured loan, meaning a loan for which the fair value of the collateral fully covers the loan balance, is not written-down when the loan reaches 90 days past due.

The following are situations in which the Company might elect to record a specific reserve against an impaired loan rather than charge-off a portion of the loan.

•	The loan is an accruing Troubled Debt Restructuring and performing as agreed.

•

The loan has already been written-down by the confirmed loss (the deficiency between the fair value of the collateral and the current balance of the loan), and an additional specific reserve is required above and beyond the initial write-down due to conservative discounts for such factors as estimated market deterioration, margining collateral according to Federal Supervisory Limits, selling costs/commissions, etc.

•	There is outside financial repayment capacity in the form of either recurring cash flow or liquidity of the borrowers or guarantors.

•	The Company is currently in the process of re-evaluating the fair value of the collateral. A write-down decision would be premature in such instances.

•	The Company is negotiating or employing an alternative repayment plan.

If none of the above conditions are true, the loan will be written-down to the fair value of the collateral.

Future filings will be revised to disclose the amount of impaired loans at each balance sheet date for which we have recorded partial charge-offs and the amount charged-off. In addition, we will describe how such partial charge-offs might have impacted credit loss statistics and trends, including the coverage ratio. Partial charge-offs taken on impaired loans are reflected in the charge-off history for each “FAS 5” loan pool in our loan loss methodology. As further described below, those historical loss rates were disclosed in the section “Allowance for Loan Losses” on page 31 in the Last 10-Q.

5.	You disclose that the general component of the allowance for loan losses is based on historical loss (i.e. charge-off) experience adjusted for various qualitative factors which are reviewed and modified periodically. Please revise future filings to:

a.	Specify, by loan segment, how many years of charge-offs you use in your loan loss methodology;

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August 23, 2011

b.	Quantify, by loan segment, the adjustments/loss factors made to historical losses for each period presented;

c.	Discuss the specific reasons the adjustments/loss factors were warranted; and

d.	Quantify the amount of the allowance for loan losses that is attributable to the adjustments/loss factors as of each period end presented and provide an analysis related to any trends.

Response:

Future filings will be revised to: a) specify, by loan segment, how many years of charge-offs we use in our loan loss methodology; b) quantify, by loan segment, the adjustments/loss factors made to historical losses for each period presented; c) discuss the specific reasons the adjustments/loss factors were warranted; and d) quantify the amount of the allowance for loan losses that is attributable to the adjustments/loss factors as of each period end presented and provide an analysis related to any trends.

In an effort to comply with this request, we incorporated the following disclosure in the section “Allowance for Loan Losses” on pages 30 – 31 of the Last 10-Q:

“General Reserves

The second component of the allowance for loan loss methodology addresses all loans that are not individually evaluated for impairment. General reserves are established for loans grouped into pools based on similar characteristics. In this process, general reserve factors are established based on an analysis of historical charge-off experience and expected loss-given-default derived from the Company’s internal risk rating process. At June 30, 2011, management used a trailing nine-quarter historical average loss rate for each pool of loans. At December 31, 2010, management used a trailing six-quarter historical average loss rate for each pool of loans. At December 31, 2009, management used a trailing four-quarter historical average loss rate for each pool of loans. The historical period has been gradually expanded to continue to include loss rates incurred early in the cycle. Management believes that excluding those losses would not provide an accurate estimate that best reflects the inherent risk in the loan portfolio. Other adjustments may be made to the historical loss rates for the pools after an assessment of internal and external influences on credit quality that are not fully reflected in the historical loss or risk rating data. These influences typically include recent loss experience in specific portfolio segments, trends in loan quality, changes in market focus, and concentrations of credit. This element necessarily requires a high degree of managerial judgment to anticipate the impact that economic trends, legislative or governmental actions, or other unique market and/or portfolio issues will have on credit losses.

The following table summarizes the historical loss rates and adjustments made for qualitative/ environmental factors used in assessing the general reserves for all loans not individually evaluated for impairment at June 30, 2011 and December 31, 2010.

United States Securities and Exchange Commission

August 23, 2011

	June 30, 2011		December 31, 2010
Loan Pool	9-Quarter Historical Loss Rate	Adjustments for Qualitative/ Environmental Factors	6-Quarter Historical Loss Rate	Adjustments for Qualitative/ Environmental Factors

Credit Cards	4.85%	0.08%	4.14%	0.08%
Unsecured Consumer	5.64%	0.08%	5.74%	0.08%
Unsecured Commercial	0.79%	0.06%	0.66%	0.06%
Equipment	2.08%	0.06%	2.85%	0.06%
RE - Farm	0.03%	0.04%	0.22%	0.04%
RE - Commercial Building - Owner Occupied	0.27%	0.04%	0.22%	0.04%
RE - Commercial Building - Not Owner Occupied	0.26%	0.04%	0.22%	0.04%
RE - Raw Land, Vacant Lots, Construction	6.74%	0.04%	7.96%	0.04%
RE - Improved Residential	1.71%	0.04%	2.03%	0.04%
Other	1.17%	0.06%	1.44%	0.06%

Unallocated allowances relate to inherent losses that are not included elsewhere in the allowance. The qualitative factors associated with unallocated allowances include the inherent imprecision in models and lagging or incomplete data. Because of their subjective nature, these risk factors are carefully reviewed by management and revised as conditions indicate.”

Note 3. Loans and Allowance for Loan Losses, page 66

6.	We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

Response:

We disclosed the comparative information that was available for prior periods. Unfortunately, complete and accurate information was not available for all prior periods presented. The decision was made to omit those disclosures where we were not certain as to their accuracy in comparison with the current periods presented. We are researching prior periods, and where possible, we will provide comparative disclosures for those prior periods presented in future filings.

United States Securities and Exchange Commission

August 23, 2011

7.	Please revise future filings to describe the risk characteristics of each loan portfolio segment. Refer to 310-10-50-11B(a)(2) for guidance.

Response:

Future filings will be revised to describe the risk characteristics of each loan portfolio segment. For purposes of determining general reserves, we segment the loan portfolio into broad categories with similar risk elements. Our disclosures in future filings will include a more concise, condensed version of the following policy:

The Company’s Loan Loss Reserve Policy establishes basic guidelines, procedures, and controls to address monitoring and reserving for credit risk. Credit risk is a dynamic risk that fluctuates due to changes in borrowers’ repayment capacity, interest rate increases/decreases, market changes, and other economic changes. For loans evaluated collectively in the “FAS 5” General Reserve, the loan portfolio is segmented into common groups of loans with common risk characteristics. The groups currently used, and a description of their specific risks, are summarized as follows:

•

Credit Cards – Loans in this category are revolving unsecured lines of credit. They are susceptible to delinquency due to strains on consumers in the form of such factors as unemployment, inflation, and lifestyle changes. They have no maturity date, which adds to the risks of changes in repayment capacity over time.

•

Unsecured Consumer – Loans in this category are susceptible to many of the same risks as consumer credit cards, especially overdraft protection lines of credit, which also have no maturity dates. There is no collateral, so a bankruptcy filing results in immediate charge-off. Risks common to consumer loans include unemployment and changes in local economic conditions.

•

Unsecured Commercial – Loans in this category are entirely reliant on the repayment capacity of the business and any guarantors. Risks common to commercial loans are potential industry and geographic concentrations. Deteriorating economic conditions increase the potential risk of cash flow difficulties in the ongoing business, which could impair the likelihood of repayment.

•

Equipment – In addition to risks common to commercial loans noted above, collateralized equipment may depreciate faster than repayment of the loan, which means the outstanding balance on the loan may exceed the value of the collateral at some point during the loan term. Also, if repossession becomes necessary, it can be difficult to find the collateral. There is industry risk when financing equipment. For example, the logging industry has endured significant turmoil over the past decade, which has added to the credit risk for the financing of logging equipment.

•

RE Farm – Loans in this category include farm and timber loans secured by real estate. These loans are susceptible to deterioration in the primary source of repayment, which is often the cash flow of the ongoing operation of farm or timber

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August 23, 2011

production. These industries tend to be cyclical in nature. In addition, there is the risk that weather can hamper production and harvesting, which can have immediate and unforeseen adverse impacts on the borrower’s financial condition. There is also some risk of deterioration in collateral value.

•

RE – Commercial Building – Owner Occupied – This category includes loans secured by commercial buildings that house the borrower’s primary business, and the primary source of repayment is the cash flow of the borrower and not the rental income or sale of the collateral. These loans are deemed to bear less credit risk than non-owner occupied commercial real estate loans because there is a source of repayment apart from the collateral. Nevertheless, as with risks associated with other commercial loans, the cash flow of these businesses is often detrimentally impacted during economic downturns – potentially to such a degree that the primary source of repayment is not sufficient to service the debt.

•

RE – Commercial Building – Not Owner Occupied – This category includes loans secured by hotels, apartment buildings, and other commercial buildings for which the repayment of the loan is dependent predominantly on the rental income or sale of the real estate. Deteriorating economic conditions can reduce occupancy rates and the sales potential of investment properties. Loans secured by buildings purchased for investment and resale bear the risk that real estate market conditions could deteriorate and detrimentally impact the value of the collateral to a degree that jeopardizes full repayment.

•

RE Raw Land, Vacant Lots, Construction – This category includes loans for the acquisition, development or construction of residential and commercial properties. Risks in this category include geographic, industry and borrower concentrations. Repayment is often dependent on the resale of the underlying collateral. There is a significant amount of raw land and residential lots available for sale in the Company’s markets, and demand has fallen significantly in the aftermath of the recent financial crisis and recession. Thus, collateral values have incurred sharp declines over the past three years. Over the past 9 quarters, approximately 81% of the Company’s loan charge-offs have been on loans in this category. Construction loans bear unique risks, including the potential for cost overruns. Consumer residential construction loans bear the risk that the borrower will be unable to secure long-term financing arrangements. Contract construction loans bear the risk that the contract to purchase will not be honored after construction is completed. Speculative construction loans bear the risk that demand will soften and values will deteriorate such that the borrower cannot sell the property in a timely fashion or at a price sufficient to repay the debt in full.

•

RE Improved Residential – These loans are susceptible to risk factors common to the consumer loans described above that reduce a consumer’s capacity to repay. This includes increased unemployment and increases in the cost of living. Declining real estate values can reduce or eliminate the borrower’s equity in their homes which can affect the value of home equity lines of credit and second mortgages.

•	Other – Loans in this category include the following:

•

Vehicles, boats, recreational vehicles, mobile homes and other depreciating collateral – Loans in this category have the same collateral risks as those in the equipment pool. They also have the risks common to consumer loans, including a weakened capacity to pay due to unforeseen changes in cash flow.

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August 23, 2011

•	Securities – Loans in this category are susceptible to weakening collateral positions when the value of the securities declines to unacceptable levels. Security values can be volatile.

•	Farm secured – other than real estate – These loans bear many of the same inherent risks as the farm real estate pool.

•

Business assets – includes assigned notes, inventory, accounts receivable, furniture, fixtures, etc. Monitoring the condition and existence of this collateral can be difficult. Deteriorating economic conditions increase the risk of cash flow difficulties in the ongoing business, which could impair the likelihood of repayment.

8.	Please revise future filings to explicitly disclose the date or range of dates for which your internal loan risk-ratings were updated. Refer to ASC 310-10-50-29(c).

Response:

Future filings will be revised to disclose the range of dates for which our internal loan risk-ratings are updated. Our disclosures in future filings will include a more concise, condensed version of the following policy:

Risk ratings are assigned at loan origination and re-evaluated on performing credits at each renewal thereafter. The Company’s loan portfolio typically has balloon maturities of no more than three years for amortizing loans, and no more than one year for lines of credit (with the exception of home equity lines, credit cards, and overdraft protection lines.

Risk ratings are reviewed for loans past due over 30 days on a monthly basis and updated as necessary. Secured loans that reach 90 days past due are placed in nonaccrual status and downgraded to substandard.

In the normal course of monitoring loan relationships, when the Company obtains information that reflects deterioration in the repayment capacity of a particular borrower, the risk grading for the loan is reviewed for accuracy and updated at that time.

In addition to the Company’s internal reviews of risk rating, as discussed above, the Company has established an external loan review function, which is currently carried out by an independent loan review firm. On a quarterly basis, the firm reviews a sample of the portfolio to independently evaluate the following: 1) timely and accurate assignment of risk ratings; 2) compliance with the Company’s loan policy; and 3) documentation and enforceability of borrower obligations and the Company’s interest in collateral.

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August 23, 2011

On an annual basis, at a minimum, the external loan review plan includes:

•	All loans or relationships with balances in excess of $250,000;

•	All loans with a risk rating of substandard or worse.

9.	Please revise future filings to disclose the amount of interest income recognized on impaired loans that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

Response:

At present, the fair value all of the loans individually-evaluated for impairment are measured based on the fair value of the underlying collateral. The Company does not have any impaired loans measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate. Future filings will be revised as warranted.

Item 9A. Controls and Procedures, page 89

10.	Please amend your document to include management’s report on internal control over financial reporting. Refer to Item 308(a) Regulation S-K.

Response:

On August 23, 2011, in response to Staff comments, the Company intends to file with the Commission Amendment No. 1 to the Form 10-K to include management’s report on internal control over financial reporting. In Part II, Item 9A of the Form 10-K as originally filed, we discussed the evaluation performed and conclusions reached regarding the design and effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. However, the required “Management’s Report on Internal Control over Financial Reporting” was omitted in error.

11.	We note you filed your December 31, 2010 Form 10-K and your March 31, 2011 Form 10-Q after the respective reporting deadlines. Considering these facts, as well as the fact that you do not appear to include a required management’s report on internal control over financial reporting as of December 31, 2010 in your December 31, 2010 Form 10-K, please tell us how you were able to conclude that your disclosure controls and procedures were effective at December 31, 2010 and March 31, 2011 or amend your documents to revise your conclusions.

Response:

The primary reason for the Company’s inability to file its Form 10-K and prior Form 10-Q in a timely manner was due to limited resources. At the time, the Company’s Treasurer was overseeing

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multiple operational functions in addition to the Company’s treasury, accounting and financial reporting functions. Unfortunately, the time constraints in performing all of these responsibilities, preparing the filings and preparing the new disclosures on loans and the allowance for loan losses also resulted in the erroneous omission of “Management’s Report on Internal Control over Financial Reporting” from the Form 10-K document filed with the Commission. The Company, recognizing this as an issue, hired Donald “Jay” Torbert, Jr., an experienced, bank accounting professional to assume responsibilities for the treasury, accounting and financial reporting functions of the Company on July 21, 2011.

While it is unfortunate, the fact that the Company omitted, in error, its “Management’s Report on Internal Control over Financial Reporting” from the Form 10-K document filed with the Commission is not sufficient evidence for management to conclude that its disclosure controls and procedures are ineffective as designed. In Part II, Item 9A of the Form 10-K as originally filed, we discussed the evaluation performed and conclusions reached regarding the design and effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Also, as stated in Part II, Item 9A of the Form 10-K as originally filed, the Company “does not expect that its disclosure controls and procedures will prevent all error and fraud. A control procedure, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedure are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.”

Item 13. Certain Relationships and Related Transactions, and Director Independence

Definitive Proxy Statement on Schedule 14A

Compensation Committee Interlocks and Insider Participation, page 21

12.	We note the disclosure on page 21 that loans to certain directors, executive officers, principal shareholders, and their affiliates, including members of immediate families, were made on substantially the same terms as those prevailing at the time for comparable transactions with other customers. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

Response:

The loans made to certain directors, executive officers, principal shareholders, and their affiliates, including members of immediate families, during the year ended December 31, 2010 were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to, or affiliated with, the Company. Future filings will be revised to further clarify this disclosure item.

United States Securities and Exchange Commission

August 23, 2011

* * * * * *

In connection with the foregoing responses, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We hope the foregoing information addresses the Staff’s comments regarding above-referenced Form 10-K. If you have any questions regarding this letter, please do not hesitate to contact me or Jay Torbert, our Treasurer, at (912) 437-4141 or by email Holland@southeasternbank.com or at jay.torbert@southeasternbank.com.

Sincerely,

SOUTHEASTERN BANKING CORPORATION

/s/ Cornelius P. Holland, III
Cornelius P. Holland, III
President and Chief Executive Officer